United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Christina Chalk, Shane Callaghan, and Eddie Kim

Re:	SideChannel, Inc.
Schedule TO-I/A Filed December 4, 2023
File No. 005-83375

Dear Ms. Chalk:

We are submitting this letter in response to your letter dated December 11, 2023 addressed to SideChannel, Inc. (the “Company”). For your convenience the Staff’s comments are set forth in italics followed by our responses.

We intend to file an amended Schedule TO-I/A (“Amended Schedule TO”) responding to the comments in your letter.

Schedule TO-I/A Filed December 4, 2023

General

1.	We reissue in part prior comment 7 in our letter dated November 21, 2023. Please expand the description of the New Warrants in the revised offer materials to include all material terms and directly compare them with the terms of the 2021 Investor Warrants being exchanged. For example, compare the antidilution provisions of the New Warrants and the 2021 Investor Warrants.

The Amended Schedule TO will contain the following:

The references to the New Warrant terms set forth in the Offer to Exchange (Exhibit (a)(1)(H)) Summary Section E is hereby replaced with:

“A comparison of the terms in the 2021 Investor Warrants that have either been removed or modified in the New Warrants is provided in the following table. The section numbers for each term are shown in italics.

SideChannel, Inc.

Schedule TO-IA Filed December 4, 2023

File No. 005-83375

Material Terms	2021 Investor Warrant	New Warrant
Term of the Warrant	Opening: Five-year term with Termination Dates between March 31, 2026 and April 16, 2026	Opening: Five- year term with approximate Termination Date of December 31, 2028
Exercise Price	2(b): $0.36	1(b): $0.18
Cashless Exercise	2(c): Cashless Exercise allowable only if Registration Statement is not effective at the time of exercise.	1(c): No restrictions on the use of a Cashless Exercise.
Cashless Exercise Formula	2(c): Cashless exercise formula expressed with generic variables: [(A-B) (X)] by (A)	1(c): Variables changed to communicate their meaning and presentation of formula improved to clarify order of functions:

𝐶𝑆=	𝑊𝑆 𝑥 (𝐹𝑀𝑉−𝑊P)
𝐹𝑀𝑉

Automatic Conversion	This term is not present in the 2021 Investor Warrant.

1(e): Automatic conversion of warrants into Common Stock if the Common Stock trades at or above a bid price of $0.36 for 30 consecutive trading days.

Company notifies the Holder within 5 Trading Days of the Automatic Conversion Date.

Holder has 25 Trading Days from the Automatic Conversion Date to deliver a Notice of Exercise to the Company.

Adjustment Upon Issuance of Common Stock	3(b): Requiring aggregate value of 2021 Investor Warrants after the Issuance of shares to be equal to the aggregate value of 2021 Investor Warrants prior to the Issuance of shares.	This term is not present in the New Warrant.
Fundamental Transaction	3(c): Defining how 2021 Investor Warrants are included and treated in a Fundamental Transaction.	This term is not present in the New Warrant.

The New Warrant agreement was included in Exhibit (a)(1)(F) of Amendment No. 1 of Schedule TO filed with the SEC on November 14, 2023.”

SideChannel, Inc.

Schedule TO-IA Filed December 4, 2023

File No. 005-83375

Transactions and Agreements Concerning the Warrants, page 12

2.	We reissue in part prior comment 15 in our letter dated November 21, 2023. Please indicate in your response letter whether Paulson has provided any recommendation in connection with the Offer. If yes, revise this section accordingly and provide further detail about the material terms of the strategic advisory services agreement with Paulson. See Item 9 of Schedule TO and Item 1009(a) of Regulation M-A.

No, Paulson Investment Company has not solicited the tender of or provided any recommendation related to the Offer to Exchange. No agreement exists between the Company and Paulson Investment Company to do so. The advisory services agreement was disclosed in a Form 8-K filed with the SEC on July 23, 2021.

The Schedule TO will be amended as follows:

Item 5(a) of this Schedule TO is amended to provide that:

“In July 2021, we engaged Paulson Investment Company (“Paulson”) for strategic advisory services to be delivered over a four-year term in exchange for 4,000,000 shares of common stock as disclosed on Form 8-K filed with the SEC on July 23, 2021 and incorporated herein as Exhibit (d)(2). We have been consulting with Paulson regarding the Offer to Exchange through this strategic advisory services agreement. We neither entered into a new agreement with Paulson nor incurred additional costs with Paulson related to the Offer to Exchange. Paulson has no obligation to us, and we have no expectations of Paulson to either solicit the tender of any of the 2021 Investor Warrants or make a recommendation to its clients about the Offer to Exchange.”

Financial Information Regarding the Company, page 12

3.	We reissue in part prior comment 16 in our letter dated November 21, 2023. The summarized financial information disclosed in this section does not comply with Item 1010(c) of Regulation M-A for all periods required by Item 10 of Schedule TO. For example, the financial information requested under Item 1-02(bb)(1) of Regulation S-X must be expressly disclosed. Additionally, the summarized financial information must cover the periods specified in Item 1010(a) of Regulation M-A, including the audited financial statements for the last two fiscal years required to be filed with the Company’s most recent Annual Report on Form 10-K.

SideChannel, Inc.

Schedule TO-IA Filed December 4, 2023

File No. 005-83375

We will amend Section 8 of the Offer to Exchange to include the following table that contains the financial information requested under Item 1-02(bb)(1) of Regulation S-X.

References to Financial Information regarding the Company set forth in Section 8 of the Offer to Exchange are hereby amended:

“Financial information required under Item 1-02(bb)(1) of Regulation S-X is provided in the following table.

SideChannel, Inc. Summary Financial Data

(In thousands)

Consolidated Balance Sheet Data

	As of September 30, 2021 (Audited)	As of September 30, 2022 (Audited)	As of December 31, 2022 (Unaudited)	As of March 31, 2023 (Unaudited)	As of June 30, 2023 (Unaudited)
Current assets	$832	$4,142	$3,577	$3,261	$2,662
Non-current assets	1	6,626	6,581	6,536	6,515

Current liabilities	$406	$1,161	$1,017	$1,382	$1,121
Non-current liabilities	-	211	211	211	211

Consolidated Statements of Operation Data

	Twelve Months Ended September 30, 2021	Twelve Months Ended September 30, 2022	Three Months Ended December 31, 2022	Three Months Ended March 31, 2023	Three Months Ended June 30, 2023
Revenue	$2,799	$4,789	$1,546	$1,617	$1,750
Gross profit	1,262	2,321	865	737	874
Net income (loss) [1]	513	(11,776)	(602)	(856)	(679)

[1] The Company reports its financial results on a consolidated basis and does not have discontinued operations; therefore, income or loss from continuing operations is equal to net income or loss.”

We believe that the foregoing fully responds to the Staff’s comments. Should you have any questions or comments regarding the responses in this letter, please feel free to contact me at (317) 910-0838.

Respectfully submitted,

/s/Ryan Polk

Ryan Polk, Chief Financial Officer